April 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Kevin Stertzel

Anne McConnell

Re:	HUBBELL INCORPORATED

Form 10-K for the Year ended December 31, 2022

Filed February 9, 2023

File No. 001-02958

Ladies and Gentlemen:

On behalf of Hubbell Incorporated, a Connecticut corporation (the “Company”), the following response is to the comment letter, dated April 24, 2023 (the “Comment Letter”), received by the Company on the same date from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the year ended December 31, 2022, filed February 9, 2023.

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Adjusted Operating Measures, page 23

1.

We note your reconciliations of adjusted operating measures on page 24 appear to essentially provide a non-GAAP income statement as they include most of the line items and subtotals presented on your GAAP income statement. Please explain to us how you determined the current format is appropriate and complies with Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to modify it in future filings, so as not to give undue prominence to the non-GAAP financial measures presented.

Company’s Response:

The Company believes that its reconciliations of operating measures do not present an income statement of non-GAAP measures, because the purpose and context of the reconciliations are carefully explained in the text preceding the table of reconciliations, line items such as Net sales, Costs of goods sold and Net income from continuing operations are not included in the reconciliations, and the specific adjusted measures are clearly indicated, thus further differentiating the reconciliations from a full income statement. In addition, the Company believes that by presenting the various reconciliations in the concise format that it has employed, it provides investors with all reconciliations in an integrated and clear presentation.

Nevertheless, in order to address the Staff’s concern that the reconciliations are not fully compliant with Question 102.10 referenced by the Staff above, the Company will, in future filings, eliminate certain adjusted measures including Adjusted S&A expenses and Adjusted gross profit in order to reduce the number of line items that are in common with the GAAP income statement included in such filings. In addition, the Company will, in future filings, present the reconciliations in separate tables so as to avoid the appearance of an income statement, as illustrated below.

The following table reconciles Adjusted operating income, a non-GAAP measure, to Operating income, the directly comparable GAAP financial measure (in millions):

	Three Months Ended March 31,
	2023	% of Net sales	2022	% of Net sales
Operating income (GAAP measure)	$248.8	19.4%	$142.9	12.4%
Amortization of acquisition-related intangible assets	17.8	1.3%	17.5	1.5%

Adjusted operating income (non-GAAP measure)	$266.6	20.7%	$160.4	13.9%

The following table reconciles Adjusted net income from continuing operations attributable to Hubbell Incorporated, Adjusted net income from continuing operations available to common shareholders, and the diluted per share amounts thereof, each a non-GAAP measure, to the directly comparable GAAP financial measures (in millions, except per share data).

	Three Months Ended March 31,
	2023	Diluted Per Share	2022	Per Share
Net income from continuing operations attributable to Hubbell Incorporated (GAAP measure)	$181.9	$3.37	$102.5	$1.88
Amortization of acquisition-related intangible assets	17.8	0.33	17.5	$0.32

Subtotal	$199.7	$3.70	$120.0	$2.20
Income tax effects(1)	4.4	0.08	4.3	0.08

Adjusted net income from continuing operations attributable to Hubbell Incorporated (non-GAAP measure)	$195.3	$3.62	$115.7	$2.12

Less: Earnings allocated to participating securities	(0.5)	(0.01)	(0.3)	—

Adjusted net income from continuing operations available to common shareholders (non-GAAP measure)	$194.8	$3.61	$115.4	$2.12

(1)	The income tax effects are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction, unless otherwise noted.

2. It appears to us your current disclosures related to multiple financial statement line items are similar and do not adequately quantify the factors you identify or explain the underlying reasons for changes, including if and how the changes could impact future results. Please revise your disclosures in future annual and quarterly filings to more fully address the following:

•

When you disclose and discuss multiple factors that impact your results, quantify the impact of the factors you identify, for example, we note you identify multiple and offsetting factors that impacted consolidated net sales, net sales by segment, cost of goods sold, gross profit, operating income, and operating income by segment;

•	In regard to consolidated net sales and net sales by segment, quantify the impact of favorable price realization and higher unit volumes and disclose and discuss the reasons for changes;

•

In regard to cost of goods sold, gross profit, operating income, and operating income by segment, quantify the impact of favorable price realization and higher costs and disclose and discuss the reasons for changes; and

•	In regard to the Utility Solutions segment, more fully explain the facts and circumstances related to the commercial resolution and disclose the impact.

Company’s Response:

The Company acknowledges the Staff’s comment and confirms that, in future filings, it will quantify multiple factors that impact its results and provide additional disclosures regarding reasons for the disclosed changes as requested above.

***

The Company would like to finalize and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 as soon as practicable. Accordingly, we respectfully request your response to this letter at your earliest possible opportunity.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at wsperry@hubbell.com or 475-882-4293.

Sincerely,

HUBBELL INCORPORATED

/s/ William R. Sperry
Executive Vice President, Chief Financial Officer

cc:	Katherine A. Lane, Senior Vice President, General Counsel & Secretary

Ira N. Rosner, Esq., Holland & Knight LLP

4